August 11, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Re: Zerify, Inc. Registration Statement on Post-Effective Form S-1 Filed August 5, 2022 File No. 333-266577 Re: Zerify, Inc. Attn: Alexandra Barone and Jun Woo

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the Post-Effective Form S-1 Registration Statement of Zerify, Inc. be declared effective on Friday August 12, 2022 at 4:00PM EST or on such earlier or later time and date as the Commission shall determine.

Zerify, Inc. acknowledges that

•	should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Kay

Mark Kay

Chief Executive Officer

1 | Page

1090 King George’s Post Rd., Suite 603	Tel. (732) 661-9641
Edison, NJ 08837	Fax (732) 661-9647

www.zerify.com